    WORLD MONITOR TRUST--
    SERIES B

    MONTHLY REPORT/
    DECEMBER 25, 1998

         WORLD MONITOR TRUST--SERIES B
--------------------------------------------------------------------------------
Dear Interest Holder:

Enclosed is the report for the period from November 28, 1998 to December 25, 1998 for World Monitor Trust--Series B (the 'Trust'). The net asset value of an interest as of December 25, 1998 was $111.24, an increase of 4.19% from the November 28, 1998 value of $106.77. The year-to-date return for the Trust, which commenced trading June 10, 1998, was an increase of 11.24% as of December 25, 1998. Additionally, the return for the period from September 26, 1998 through December 25, 1998 (the 'Fourth Quarter') was an increase of 3.08%.
Fourth Quarter trading resulted in gains. Gains were generated in the currency and financial sectors. Losses were incurred in the energy, metal and index sectors.

The financial sector provided substantial gains for the quarter. Short positions in the Japanese government bond proved extremely profitable amid indications of a substantial reduction in local demand and potentially significant increases in supply.

Also in the financial sector, long positions in German interest rate contracts added profits, the result of a year end rally fueled by Euro optimism. U.S. and European stock index gains came from long positions which benefited from extended trends supported by positive global news. However, losses in the CAC 40 (France) and Nikkei Dow (Japan) provided for an unprofitable quarter in the index sector.

In the energy sector, a short lived crude oil rally caused by the air strikes in Iraq created losses in previously profitable short positions.

The estimated net asset value per interest as of January 26, 1999 was $106.73. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Thomas M. Lane, Jr.
          -----------------------
          Thomas M. Lane, Jr.
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
-------------------------------------------------------
For the period from November 28, 1998 to
  December 25, 1998
Revenues:
Realized gain on commodity
  transactions.............................   $ 512,254
Change in unrealized commodity
  positions................................       6,850
Interest income............................      40,061
                                              ---------
                                                559,165
                                              ---------
Expenses:
Commissions................................      65,279
Management fee.............................      16,858
Incentive fee..............................      42,776
                                              ---------
                                                124,913
                                              ---------
Net gain...................................   $ 434,252
                                              ---------
                                              ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------
For the period from November 28, 1998 to
  December 25, 1998
                                                   Per
                                      Total      Interest
                                   -----------   -------
Net asset value at beginning of
  period (94,860.314
  interests).....................  $10,128,483   $106.77
Contributions....................      757,700
Net gain.........................      434,252
Redemptions......................      (45,680)
                                   -----------
Net asset value at end of
  period (101,357.810
  interests).....................  $11,274,755    111.24
                                   -----------
                                   -----------
                                                 -------
Change in net asset
  value per interest..........................   $  4.47
                                                 -------
                                                 -------
Percentage change.............................      4.19%
                                                 -------
                                                 -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series B is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                             by: /s/ Barbara J. Brooks
                                 ----------------------
                                 Barbara J. Brooks
                                 Chief Financial Officer